

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Thyagarajan Ramachandran
Chief Financial Officer
Healthcare Triangle, Inc.
7901 Stoneridge Drive, Suite 220
Pleasanton, CA 94588

> **Re: Healthcare Triangle, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 5, 2023**
> **File No. 333-276382**

Dear Thyagarajan Ramachandran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel